

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

<u>Via E-mail</u>
Brian Tuffin
Chief Executive Officer
Fuse Science, Inc.
6135 NW 167th St., #E-21
Miami, FL 33015

   Re: Fuse Science, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed on January 24, 2014
     File No. 000-22991

Dear Mr. Tuffin:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Bryan J. Pitko for

        Jeffrey P. Riedler
        Assistant Director